Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

March 9, 2010

Catalyst Paper proposes restart plan for Elk Falls paper mill

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that it resubmitted a proposal to the union that could allow for the restart of the Elk Falls paper mill at a labour cost, all in, of approximately $40 per hour. This reflects current market realities and includes changes to wages and benefits similar to those already implemented with management and staff employees. The company also indicated that, to date, 63 per cent of eligible hourly workers at the Elk Falls operation have elected the severance option arising from indefinite curtailment of the mill since February 2009.

“With a competitive cost structure, there could be a future for Elk Falls mill and to that end we presented employees with a proposal that could lead to the restart of two specialty paper machines at the mill,” said Richard Garneau, president and chief executive officer. “Nonetheless, we also recognize that electing to take severance is a personal choice.

“We hope the remaining employees want and will be given the chance to return to work and to continue to live in the community. We appreciate the Campbell River Mayor has shown strong commitment to preserving jobs through an agreement in principle that would address Class 4 property tax sustainability. And, while there are no guarantees that we will be able to overcome fibre supply shortages or acquire the customer orders necessary to restart, we know the outcome for this mill and community if nothing is done,” he added.

Hourly employees at Elk Falls are represented by Communications, Energy and Paperworkers Union of Canada (CEP) locals 630 and 1123. Approximately 225 hourly workers have taken this option with an average severance payout of $57,000 per employee.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713